Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Surrozen, Inc. (f/k/a Consonance-HFW Acquisition Corp.) on Form S-8 of our report dated March 31, 2021, except for the effects of the restatement discussed in Note 2, 3, 9 and Note 10 as to which the date is May 14, 2021, with respect to our audit of the financial statements of Consonance-HFW Acquisition Corp. (now known as Surrozen, Inc.) as of December 31, 2020 and for the period from August 21, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement.

We were dismissed as auditors on August 12, 2021 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/  Marcum LLP

Marcum LLP

Los Angeles, CA

November 8, 2021